Mail Stop 4561

December 15, 2006

Mark E. Secor
Chief Financial Officer
St. Joseph Capital Corporation
3820 Edison Lakes Parkway
Mishawaka, Indiana  46545

**RE: St. Joseph Capital Corporation**
    **Schedule 14A, amendment number 1**
    **Filed on December 8, 2006**
    **File Number 0-50219**

Dear Mr. Secor:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Interests of Directors and Officers in the Merger…, page 6

1.  In the second paragraph, please disclose that it is Mr. Rosenthal who will receive $978,710 for his stock options.

2.  We reference prior comment 7.  Please disclose the date of the employment agreements with St. Joseph referenced in the last paragraph on page 6.

Background of the merger, page 18

3.  Please provide greater detail on the negotiations of the "executive employment and compensation issues" referenced in the last paragraph on page 20.

Financial Interests of Directors and Officers in the Merger…, page 42

4.  Disclose the arrangements or understanding regarding Mr. Rosenthal's position on the Old National board of directors and any compensation he may receive.

Employment Agreements, page 44

5.  Expand the first paragraph on page 45 to quantify the severance and related benefits Mr. Strati would be due under his employment agreement with St. Joseph. Provide similar disclosure for Mr. Secor and Ms. Mauro in the fourth paragraph on page 45.

6.  Please quantify the value of the various elements of Mr. Rosenthal's mutual termination agreement.

7.  Please quantify the value of the various elements of the Executive Agreements between Old National and each of Mr. Strati and Ms. Mauro.

\* \* \* \* \*

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3448.

Sincerely,

Jessica Livingston
Senior Attorney

By FAX: John Rosenthal
        Fax number 312-984-3150